Energizer Tennis Inc.
Suite 3, 219 Bow Road
Docklands, London E3 2SJ, United Kingdom

October 18, 2012

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn:          Nolan McWilliams

Re:             Energizer Tennis Inc.
Registration Statement on Form S-1
File No. 333-182199

Dear Mr. McWilliams:

Energizer Tennis Inc. (“Company”) respectfully requests that the Securities and Exchange Commission (“Commission”) grant effectiveness as of 4:00 P.M. Eastern Time, October 23, 2012, or as soon as practicable thereafter, to its Registration Statement on Form S-1 filed with the Commission on June 18, 2012, and the subsequent Amendment No. 4 filed on October 3, 2012.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Energizer Tennis Inc.

/s/ Alexander Farquharson
Alexander Farquharson
President and Chief Executive Officer